Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF DECEMBER 16, 2011

DATE, TIME AND PLACE: On December 16, 2011 at 6:00 p.m. at Avenida das Nações Unidas, 13,301, 1st floor, Argentum room, in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The totality of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.
Elected Officer, for the current annual term of office expiring with the investiture of those elected at the first meeting of the Board of Directors subsequent to the Ordinary General Meeting of 2012, Mr. RODRIGO LUÍS ROSA COUTO, Brazilian, married, administrator, bearer of ID-SSP/RS 5060112165, enrolled in the tax register (CPF) under number 882.947.650-15, domiciled in the city and state of  São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, meeting the prior conditions of eligibility pursuant to articles 146 and 147 of Law 6,404/76 and the prevailing regulations, particularly those in Resolution 3,041/02 of the National Monetary Council (“CMN”).

2.
Pursuant to the provisions of CMN Resolution 3,988/11, the Risk and Capital Management Department was designated as the organizational structure for implementation of capital management within the Itaú Unibanco Financial Conglomerate. The Officer, RODRIGO LUÍS ROSA COUTO is hereby appointed to assume responsibility for capital management. Until his election is ratified by the Central Bank of Brazil and he is vested in his position, this responsibility is attributed to the Executive Officer, SÉRGIO RIBEIRO DA COSTA WERLANG.

CONCLUSION: With no further items on the agenda and no members wishing to raise any further matter, the meeting was declared closed, these minutes, having been drafted, read and approved, were signed by all. São Paulo (SP), December 16, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer